

June 15, 2012

Via E-mail
Mr. Edward G. Goldfinger
Chief Financial Officer
Zipcar, Inc.
25 First Street, 4th Floor
Cambridge, Massachusetts 02141

      Re: **Zipcar, Inc.**
               Form 10-K for the year ended December 31, 2011
               Filed March 9, 2012
               File No. 001-35131

Dear Mr. Goldfinger:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the year ended December 31, 2011

Financial Statements, page 60
Notes to Consolidated Financial Statements, page 66
2. Summary of Significant Accounting Policies, page 66
Fair Value Recognition, Measurement and Disclosure, page 67

1. Please revise your fair value measurement disclosure to comply with all disclosures required by ASC 820-10-50-2. For example, we note that the fair value of your debt approximates the carrying value, however, not all disclosures required by the guidance have been provided with respect to your fair value measurements using Level 3 inputs.

10. Long-Term Debt, page 84

2. We note from page 85 that you are subject to compliance with covenants related to outstanding debt arrangements. Please revise the notes to your financial statements in future filings to disclose whether the company was in compliance with such covenants as of the most recent fiscal year end.

12. Income Taxes, page 86

3. Please revise your statements of operations or include in your income tax footnote the components of income (loss) before income tax expense (benefit) as either domestic or foreign pursuant to Rule 4-08(h)(1)(i) of Regulation S-X.

4. Reference is made to the reconciliation of the your effective tax rate to the statutory federal income tax rate and the reconciling item related to the Foreign rate differential of 25.7%. Given the significance of this reconciling item, please explain to us in greater detail its nature and identify for us the countries for which this reconciling item relates. Additionally, please tell us and disclose whether earnings from your continuing foreign operations are undistributed and considered permanently reinvested for which no deferred U.S. income tax has been provided. If so, please revise to disclose the amount of the unrecognized deferred tax liability, if practicable, and disclose the cumulative amount of earnings of foreign subsidiaries for which U.S. income taxes have not been provided because they are considered to be permanently reinvested. Refer to ASC 740-30-50. We may have further comment upon receipt of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief